Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross provides update on Tasiast mill fire

Company revises 2021 production guidance and maintains 2022 – 2023 production guidance

Mining activities and project work have resumed at Tasiast

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, June 21, 2021 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” and the “Company”) today provided an update regarding the temporary suspension of milling operations at its Tasiast mine due to a fire that occurred on June 15, 2021.

Mining activities and project work have resumed

Kinross confirms there were no injuries as a result of the fire. Mining activities have resumed at Tasiast, including stripping to access higher grade ore. Construction work on the Tasiast 24k expansion project has also resumed and the Company is evaluating opportunities to optimize the project while milling operations are suspended.

Kinross is drawing on resources from across the Company to expedite actions to reduce the SAG mill’s downtime and to review all potential strategies to mitigate the expected production deferral. With mining activities continuing at Tasiast, Kinross expects to process stockpiles of higher grade ore when the mill restarts.

Tasiast has property damage and business interruption insurance in place and has commenced the claims process with its insurance carriers.

Government authorities have visited the site and Mauritania’s Minister of Petroleum, Mines and Energy has expressed solidarity and support for the Company.

The Company does not anticipate the fire to affect Tasiast’s life of mine production and mineral reserve estimates, or have a material impact on the mine’s overall value.

Initial findings and estimates

While Kinross is continuing to investigate the cause of the fire, and is assessing the damage and expected impacts to production and costs, initial findings include the following:

•	The fire began at approximately 11:00 p.m. local time on June 15, 2021 at the trommel screen of the SAG mill.
•	At the time the fire began the SAG mill was shut down and undergoing scheduled maintenance, including welding.
•	Due to the quick actions of the Tasiast team, the fire was mainly limited to the discharge area of the SAG mill.
•	The ball mills, leaching areas, primary crusher, stockpile and the rest of the processing circuit and other infrastructure were not affected.
•	The Company is investigating the condition of the mill shell, discharge bearing and the mill’s gearless motor drive, all of which are important considerations in determining the time and cost required to restart the mill.
•	Preliminary estimates indicate a restart of the SAG mill by year-end, with expected restart costs of up to $50 million.

Appendix A – Photos of the Tasiast SAG mill area: https://www.kinross.com/KGC-Tasiast-June-21-Appendix-A

The Company has revised its 2021 production guidance to 2.1 million Au eq. oz. (+/- 5%), compared with 2.4 million Au eq. oz. (+/- 5%) disclosed on February 10, 2021.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

In 2022 and 2023, Kinross continues to expect annual production to increase to approximately 2.7 million Au eq. oz. and 2.9 million Au eq. oz., respectively.

Based on the initial estimate of the mill’s downtime and with ongoing work on the 24k project, Tasiast’s throughput capacity is now expected to reach 21,000 tonnes per day during Q1 2022, compared with the previous estimate of year-end 2021. Throughput capacity is expected to increase to 24,000 tonnes per day by mid-2023, which is unchanged from the original 24k project estimate.

Despite the mill incident at Tasiast, the Company remains in a strong financial position and is committed to evaluating options to further enhance shareholder returns, which is supported by Kinross’ Board of Directors.

CEO commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to the fire at Tasiast:

“All of our people are safe and accounted for at Tasiast, which is our most important priority. Our site team responded quickly to the fire, which limited the main impacts to the mill discharge area. While we are continuing to assess the impact and are investigating the cause of the incident, we are pleased to report that mining and project work have now resumed at site. We are now focused on restarting milling operations at Tasiast and are mobilizing technical resources from across the Company to expedite actions and achieve this goal.

“Although this unfortunate incident is expected to impact our annual production guidance, our financial position and longer-term outlook remain very strong. We continue to expect production to increase to 2.7 and 2.9 million ounces in 2022 and 2023, respectively, and drive our robust free cash flow profile. The strength of our investment grade balance sheet, free cash flow position and growing production from our global portfolio underpin our commitment to further enhancing shareholder returns, including a potential share buyback program.”

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Tuesday, June 22, 2021 at 8:00 a.m. ET to discuss the update, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – (833) 968-2237; Passcode: 5787347
Outside of Canada & US – (825) 312-2059; Passcode: 5787347

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Passcode: 5787347
Outside of Canada & US – (416) 621-4642; Passcode: 5787347

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 647-821-1736

chris.lichtenheldt@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include future events and opportunities including, without limitation, statements with respect to: the potential impact of the mill fire on operations at Tasiast; our estimates, expectations, forecasts and updated guidance for production at Tasiast, our revised production guidance across all of our assets, our expectations regarding potential enhancements to shareholder returns, all-in sustaining cost and capital expenditures, cost savings, project economics (including net present value and internal rates of return); the impact of the fire on the mineral reserve and mineral resource estimates at Tasiast, the timing and amount of estimated future production, capital expenditures, the costs and timing of the development of the 21k and 24k projects, and the proposed timing of re-commencing mining and processing activities. The words “anticipate”, “estimate”, “expect”, “opportunity”, and “option” or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “will” or “would” occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 30, 2021 and our full-year 2020 and first-quarter 2021 Management’s Discussion and Analysis as well as: (1) the estimated cost and projected timing of repairing and re-starting the SAG mill being consistent with the Company’s current expectations; (2) the Company’s estimates regarding the timing of completion of the 21k project; (3) the Company’s ability to successfully recover under its insurance policies being consistent with management’s expectations; (4) the impact of the incident on the Company’s current production guidance, mineral reserve and mineral resource estimates, and estimated overall value of Tasiast; (5) the estimated duration of the suspension of the SAG mill being consistent with Kinross’ current expectations; (6) the construction of the 24k project being unaffected by the suspension or re-start of the SAG mill; (7) the estimated impact on the timing of completion of the 21k project being consistent with the Company’s expectations; and (8) the viability of options to enhance shareholders returns and the Company’s ability to obtain the necessary consents and approvals related to such options. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. These uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our Annual Information Form dated March 30, 2021 and the "Risk Analysis" section of our full-year 2020 and first-quarter 2021 Management’s Discussion & Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

Source: Kinross Gold Corporation

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Appendix A

Figure 1: Discharge end of the SAG mill showing trommel screen (under its cover)

06-21-2021 – **Kinross provides update on Tasiast mill fire**

Figure 2: SAG mill discharge end with trommel screen

06-21-2021 – **Kinross provides update on Tasiast mill fire**

KINROSS

Figure 3: SAG mill discharge trunnion bearing and trommel

06-21-2021 – **Kinross provides update on Tasiast mill fire**